P.E. 3/25/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





15006467

March 26, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 3-26-15

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The AES Corporation

Dear Mr. Mueller:

This is in regard to your letter dated March 25, 2015 concerning the shareholder proposal submitted by John Chevedden for inclusion in AES's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that AES has included the proposal in its proxy materials and therefore withdraws its December 18, 2014 reconsideration request. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

March 25, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The AES Corporation*
Stockholder Proposal of Mr. John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 18, 2014, The AES Corporation (the "Company") requested that the staff of the Division of Corporation Finance concur that the Company could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statements in support thereof received from Mr. John Chevedden.

On March 12, 2015, the Company filed with the Securities and Exchange Commission its definitive proxy materials, which included the Proposal. Because the matter is now moot, on behalf of the Company, we hereby withdraw the December 18, 2014 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Zafar A. Hasan, the Company's Assistant General Counsel, at (703) 682-1110.

Sincerely,



Ronald O. Mueller
ROM/maj

cc: Zafar A. Hasan, The AES Corporation
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16 ***FISMA & OMB MEMORANDUM M-07-16***

January 15, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2C Rule 14a-8 Proposal
AES Corp (AES)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 18, 2014 company request concerning this rule 14a-8 proposal.

The no-action request is incomplete because the company does advise whether its 30% threshold is net long shares.

If it takes 30% of AES shareholders, from only those shareholders with at least one-year of continuous stock ownership, to call a special meeting then potentially 50% of AES shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to an AES one-year restriction. The basis for the 50% figure is that the average holding period for stocks in general is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

Thus it could take 60% of the remaining shares to call for a special meeting. This would run the risk of the company adding a useless bylaw amendment that shareholders would pay for.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Zafar Hasan <zafar.hasan@aes.com>

[AES: Rule 14a-8 Proposal, October 15, 2014
Revised October 22, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Our clearly improvable corporate governance (as reported in 2014) in an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported 2 of our directors each received negative votes in excess of 14%, indicating a higher than usual degree of shareholder dissatisfaction with director performance. This included Charles Rossotti, our chairman and Philip Lader, who chaired our nomination committee. Mr. Lader was also potentially overextended with seats on 4 public boards. It is alarming when 2 high-ranking directors get 10-times as many negative votes as some of our other directors. GMI also said there was not one independent director who had general expertise in risk management, based on GMI's standards.

In regard to executive pay GMI said unvested equity awards would not have lapsed upon CEO termination and that CEO perks were excessive compared to peers. GMI said our company had a history of significant restatements, special charges or write-offs and our company's CO2 intensity ratio was significantly higher than its peers.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16 ***FISMA & OMB MEMORANDUM M-07-16***

January 4, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
AES Corp (AES)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 18, 2014 company request concerning this rule 14a-8 proposal.

The no-action request is incomplete because the company does advise whether its 30% threshold is net long shares.

If it takes 30% of AES shareholders, from only those shareholders with at least one-year of continuous stock ownership, to call a special meeting then potentially 50% of AES shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to an AES one-year restriction. The basis for the 50% figure is that the average holding period for stocks in general is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

Thus it could take 60% of the remaining shares to call for a special meeting. This would run the risk of the company adding a useless bylaw amendment that shareholders would pay for.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Zafar Hasan <zafar.hasan@aes.com>



Zafar A. Hasan
Assistant General Counsel
Legal

The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203
w 1 703 522 1315
zafar.hasan@aes.com
www.aes.com

December 18, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The AES Corporation*
Stockholder Proposal of Mr. John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 5, 2014, The AES Corporation (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intended to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Mr. John Chevedden (the "Proponent"). The Proposal states:

> Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

The No-Action Request indicated the Company's belief that the Proposal could be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous ownership in response to the Company's proper request for that information. On December 16, 2014, the Staff issued a response to the No-Action Request stating that it was unable to concur in the Company's view


AES
we are the energy

that the Proposal could be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) (the "Staff Response").

In light of recent actions taken by the Company's Board of Directors to address the matters requested in the Proposal, the Company believes that the Proposal directly conflicts with a proposal to be submitted by the Company at its 2015 Annual Meeting of Stockholders. Accordingly, we respectfully request that the Staff concur in our view that the Proposal may be excluded under Rule 14a-8(i)(9).

We have concurrently sent copies of this correspondence to the Proponent.

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2015 Annual Meeting of Stockholders.

Under the Delaware General Corporation Law, special meetings of a company's stockholders may be called by the board of directors and by any person or persons authorized by the certificate of incorporation or the bylaws. The Company's Sixth Restated Certificate of Incorporation does not authorize stockholders to call special meetings, and Section 2.04 of the Company's Amended and Restated Bylaws (the "Bylaws") provides that special meetings may be called "only by the Chairman of the Board, the President or by resolution adopted by a majority of the entire Board of Directors." Thus, the Company's stockholders do not currently have the general authority to call a special meeting.

The Company's Board of Directors has approved the submission of a Company proposal at its 2015 Annual Meeting of Stockholders requesting that the Company's stockholders approve amendments to the Bylaws that would authorize holders of 30% of the Company's outstanding common stock to call a special meeting of stockholders (the "Company Proposal").

Pursuant to Rule 14a-8(i)(9), a company properly may exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

The Staff consistently has concurred that where a stockholder proposal requests that a company authorize a specified percentage of stockholders to call a special meeting, and a company proposal provides for a different percentage of stockholders to call a special meeting, the stockholder proposal may be excluded under Rule 14a-8(i)(9) because it would present an alternative and conflicting decision for stockholders. *See Deere & Co.* (avail. Oct. 31, 2014) (concurring with the exclusion of a stockholder proposal requesting that the holders of 20% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 25% of outstanding common stock to call such meetings);


AES
we are the energy

Waste Management Inc. (avail. Feb. 16, 2011) (same); *The McGraw-Hill Cos., Inc.* (avail. Jan. 5, 2011, *recon. denied* Jan. 13, 2011) (same); *see also Aetna Inc.* (avail. Mar. 14, 2014) (concurring with the exclusion of a stockholder proposal requesting that the holders of 15% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 25% of outstanding common stock to call such meetings); *Fluor Corp.* (avail. Jan. 11, 2012, *recon. denied* Mar. 30, 2012) (concurring with the exclusion of a stockholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 25% of outstanding common stock to call such meetings); *Danaher Corp.* (avail. Jan. 21, 2011) (same); *FirstEnergy Corp. (Rossi)* (avail. Feb. 23, 2011) (same); *Yum! Brands, Inc.* (avail. Feb. 15, 2011) (same); *Textron, Inc.* (avail. Jan. 5, 2011, *recon. denied* Jan. 12, 2011, *recon. denied* Mar. 1, 2011) (same); *Fortune Brands, Inc.* (avail. Dec. 16, 2010) (same); *ITT Corp.* (avail. Feb. 28, 2011) (concurring with the exclusion of a stockholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 35% of outstanding common stock to call such meetings); *Liz Claiborne, Inc.* (avail. Feb. 25, 2010) (same); *Southwestern Energy Co.* (avail. Feb. 28, 2011) (concurring with the exclusion of a stockholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a bylaw amendment proposed by the company would allow the holders of 20% of outstanding common stock to call such meetings); *Marathon Oil Corp.* (avail. Dec. 23, 2010) (same).

The Staff previously has permitted exclusion of stockholder proposals under circumstances almost identical to the instant case. For example, in the situation addressed in *Deere & Co.* (avail. Oct. 31, 2014) cited above, the Staff concurred in excluding a proposal requesting that holders of 20% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with the company's proposal to allow stockholders owning 25% of the outstanding common stock to call such a meeting. The Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for the shareholders" and that submitting both proposals to a vote "would create the potential for inconsistent and ambiguous results."

Here, as with the precedent cited above, the Proposal conflicts with the Company Proposal because it proposes a different threshold percentage of share ownership to call a special stockholder meeting. As a result, there is a likelihood of conflicting and inconsistent outcomes if the Company's stockholders consider and vote on both the Company Proposal and the Proposal. Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. Therefore, because the Company Proposal and the Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).


AES
we are the energy

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to zafar.hasan@aes.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (703) 522-1315, or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671.

Sincerely,

Zafar A. Hasan
Assistant General Counsel

Enclosures

cc: Ronald O. Mueller, Gibson, Dunn & Crutcher LLP
John Chevedden

101851422.2

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16 ***FISMA & OMB MEMORANDUM M-07-16***

Mr. Brian A. Miller
Secretary
AES Corp (AES)
4300 Wilson Boulevard
11th Floor
Suite 1100
Arlington, VA
PH: 703-522-1315

REVISED OCT 22, 2014

Dear Mr. Miller,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email ***FISMA & OMB MEMORANDUM M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email ***FISMA & OMB MEMORANDUM M-07-16***
FISMA & OMB MEMORANDUM M-07-16

Sincerely,



John Chevedden

October 15, 2014
Date

FISMA & OMB MEMORANDUM M-07-16

cc: Ahmed Pasha <ahmed.pasha@aes.com>
Vice President, Investor Relations
PH: 703-682-6451
Billie-Jo McIntire <billiejo.mcintire@aes.com>
Senior Manager, Investor Relations
PH: 703-682-1105

[AES: Rule 14a-8 Proposal, October 15, 2014
Revised October 22, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Our clearly improvable corporate governance (as reported in 2014) in an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported 2 of our directors each received negative votes in excess of 14%, indicating a higher than usual degree of shareholder dissatisfaction with director performance. This included Charles Rossotti, our chairman and Philip Lader, who chaired our nomination committee. Mr. Lader was also potentially overextended with seats on 4 public boards. It is alarming when 2 high-ranking directors get 10-times as many negative votes as some of our other directors. GMI also said there was not one independent director who had general expertise in risk management, based on GMI's standards.

In regard to executive pay GMI said unvested equity awards would not have lapsed upon CEO termination and that CEO perks were excessive compared to peers. GMI said our company had a history of significant restatements, special charges or write-offs and our company's CO2 intensity ratio was significantly higher than its peers.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDUM M-07-16***

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16 ***FISMA & OMB MEMORANDUM M-07-16***

Mr. Brian A. Miller
Secretary
AES Corp (AES)
4300 Wilson Boulevard
11th Floor
Suite 1100
Arlington, VA
PH: 703-522-1315

Dear Mr. Miller,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB MEMORANDUM M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,



John Chevedden

October 15, 2014
Date

FISMA & OMB MEMORANDUM M-07-16

cc: Ahmed Pasha <ahmed.pasha@aes.com>
Vice President, Investor Relations
PH: 703-682-6451
Billie-Jo McIntire <billiejo.mcintire@aes.com>
Senior Manager, Investor Relations
PH: 703-682-1105

[AES: Rule 14a-8 Proposal, October 15, 2014]

4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% or less of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported 2 of our directors each received negative votes in excess of 14%, indicating a higher than usual degree of shareholder dissatisfaction with director performance. This included Charles Rossotti, our chairman and Philip Lader, who chaired our nomination committee. Mr. Lader was also potentially overextended with seats on 4 public boards. I believe it is alarming when 2 high status directors get 10-times as many negative votes as some of our other directors. GMI also said there was not one non-executive member of our board who had general expertise in risk management, based on GMI's standards.

In regard to executive pay GMI said unvested equity awards would not have lapsed upon CEO termination and that CEO perks were excessive compared to peers. GMI said our company had a history of significant restatements, special charges or write-offs and our company's CO2 intensity ratio was significantly higher than its sector peers.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
John Chevedder ***FISMA & OMB MEMORANDUM M-07-16*** 8 sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDUM M-07-16***

Personal Investing P.O. Box 770001 Cincinnati, OH 45277-0045



AES

Post-it® Fax Note 7671	Date 10-22-14 # of pages ▶
To Zafar Hasan	From John Chevedden
Co./Dept.	Co.
Phone #	Phone #
Fax #	Fax #

October 22, 2014

John R. Chevedden
Via facsimile to ***FISMA & OMB MEMORANDUM M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 30.000 shares of Huntington Ingalls Industries, Inc. (CUSIP: 446413106, trading symbol: HII) and no fewer than 80.000 shares of Expeditors International of Washington (CUSIP: 302130109, trading symbol: EXPD) since July 1, 2013 (in excess of fifteen months). I can also confirm that Mr. Chevedden has continuously owned no fewer than 75.000 shares of Citigroup, Inc. (CUSIP: 172967424, trading symbol: C) since September 19, 2013 (in excess of twelve months), 50.000 shares of Eastman Chemical Company (CUSIP: 277432100, trading symbol: EMN) since September 23, 2013 (in excess of twelve months), no fewer than 75.000 of AGL Resources, Inc. (CUSIP: 001204106, trading symbol: GAS) since October 11, 2013 (in excess of twelve months) and no fewer than 250.000 shares of AES Corp. (CUSIP: 00130H105, trading symbol: AES) since October 11, 2013 (in excess of twelve months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W968145-22OCT14